UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-36625

CyberArk Software Ltd.

(Translation of registrant’s name into English)

CyberArk Software Ltd.

9 Hapsagot St.

Park Ofer 2, POB 3143

Petach-Tikva, 4951041 Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

CyberArk Software Ltd. (the “Company”) today announced the results of the Company’s Special General Meeting of Shareholders (the “Meeting”), which was held at 4:00 p.m. (Israel time) on November 13, 2025, at the Company’s offices at 9 Hapsagot St., Park Ofer B, Petach Tikva, Israel.

As of September 24, 2025, the record date for the Meeting, there were 50,476,952 ordinary shares, par value NIS 0.01 per share, of the Company (the “CyberArk ordinary shares”) issued and outstanding. At the Meeting, a total of 32,793,782 CyberArk ordinary shares were represented in person or by proxy, constituting a quorum to conduct business.

The Company’s shareholders voted upon and approved the following proposals, each of which was described in the Company’s proxy statement related to the Meeting (the “Proxy Statement”), which was attached as Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on September 30, 2025:

●	The Merger Proposal. To approve, pursuant to the Israeli Companies Law (the “Companies Law”), the Agreement and Plan of Merger, dated as of July 30, 2025 (the “Merger Agreement”), by and among Palo Alto Networks, Inc. (“PANW”), Athens Strategies Ltd. (“Merger Sub”), and the Company, including approval of: (a) the merger pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into the Company, with the Company surviving and becoming a wholly owned subsidiary of PANW (the “Transaction”); (b) the consideration to be received by the Company’s shareholders in the Transaction, other than holders of “Converted Shares” and “Deemed Cancelled Shares” (each as defined in the Merger Agreement), consisting of the right to receive (i) 2.2005 fully paid and nonassessable shares of PANW common stock and (ii) $45.00 in cash, without interest, per ordinary share of the Company held as of immediately prior to the effective time of the Transaction; and (c) all other transactions and arrangements contemplated by the Merger Agreement.

●	The 2024 Share Incentive Plan Proposal. To approve and ratify the Company’s 2024 share incentive plan.

Each proposal achieved the required majority approval, including, with respect to the Merger Proposal, the requisite majority of the disinterested shareholders as described further in the Proxy Statement, in accordance with the Companies Law and the Company’s Articles of Association.

The Transaction is expected to close during the second half of PANW’s fiscal year 2026, subject to the satisfaction of remaining customary closing conditions, including the receipt of regulatory approvals.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-200367, 333-202850, 333-216755, 333-223729, 333-230269, 333-236909, 333-254152, 333-254154, 333-263436, 333-270222, 333-270223, 333-277932, 333-280349, 333-285751 and 333-285753) and on Form F-3 (File No. 333-282772).

Cautionary Language Concerning Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, which express the current beliefs and expectations of the Company’s management. These forward-looking statements generally include statements regarding the proposed transaction with PANW, including the timing thereof. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include, but are not limited to: the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction between PANW and the Company; PANW’s ability to successfully integrate the Company’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that PANW or the Company will be unable to retain and hire key personnel; the risk that the conditions to the proposed transaction are not satisfied on a timely basis, or at all, or the failure of the proposed transaction to close for any other reason or to close on the anticipated terms; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated or that could adversely affect the expected benefits of the transaction; significant and/or unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common or ordinary share prices and uncertainty as to the long-term value of PANW’s or the Company’s common or ordinary share; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the outcome of any legal proceedings that may be instituted against PANW, the Company or their respective directors; developments and changes in general or worldwide market, geopolitical, economic, and business conditions; failure of PANW’s platformization product offerings; failure to achieve the expected benefits of PANW’s strategic partnerships and acquisitions; changes in the fair value of PANW’s contingent consideration liability associated with acquisitions; risks associated with managing PANW’s growth; risks associated with new product, subscription and support offerings, including product offerings that leverage AI; shifts in priorities or delays in the development or release of new product or subscription or other offerings, or the failure to timely develop and achieve market acceptance of new products and subscriptions as well as existing products, subscriptions and support offerings; failure of PANW’s or the Company’s business strategies; rapidly evolving technological developments in the market for security products, subscriptions and support offerings; defects, errors, or vulnerabilities in products, subscriptions or support offerings; PANW’s customers’ purchasing decisions and the length of sales cycles; PANW’s competition; PANW’s ability to attract and retain new customers; PANW’s ability to acquire and integrate other companies, products, or technologies in a successful manner; PANW’s share repurchase program, which may not be fully consummated or enhance shareholder value, and any share repurchases which could affect the price of its common stock; risks related to the Company’s acquisitions of Venafi Holdings, Inc. (“Venafi”) and Zilla Security Inc. (“Zilla”), including potential impacts on operating results; challenges in retaining and hiring key personnel and maintaining the Venafi and Zilla businesses; risks related to the successful integration of the operations of Venafi or Zilla and the ability to realize anticipated benefits of the combined operations; the rapidly evolving security market, increasingly changing cyber threat landscape and the Company’s ability to adapt its solutions to the information security market changes and demands; the Company’s ability to acquire new customers and maintain and expand its revenues from existing customers; real or perceived security vulnerabilities and gaps in the Company’s solutions or services or the failure of customers or third parties to correctly implement, manage and maintain solutions; the Company’s IT network systems, or those of third-party providers, may be compromised by cyberattacks or other security incidents, or by a critical system disruption or failure; intense competition within the information security market; failure to fully execute, integrate, or realize the benefits expected from strategic alliances, partnerships, and acquisitions; the Company’s ability to effectively execute its sales and marketing strategies, and expand, train and retain its sales personnel; risks related to the Company’s compliance with privacy, data protection and AI laws and regulations; the Company’s ability to hire, upskill, retain and motivate qualified personnel; risks related to the integration of AI technology into our operations and solutions; reliance on third-party cloud providers for the Company’s operations and software-as-a-service (SaaS) solutions; the Company’s ability to maintain successful relationships with channel partners, or if channel partners fail to perform; fluctuation in the Company’s quarterly results of operations; risks related to sales made to government entities; economic uncertainties or downturns; the Company’s history of incurring net losses, its ability to generate sufficient revenue to achieve and sustain profitability and its ability to generate cash flow from operating activities; regulatory and geopolitical risks associated with the Company’s global sales and operations; risks related to intellectual property; fluctuations in currency exchange rates; the ability of the Company’s solutions to help customers achieve and maintain compliance with government regulations or industry standards; the Company’s ability to protect its proprietary technology and intellectual property rights; risks related to using third-party software, such as open-source software and other intellectual property; risks related to share price volatility or activist shareholders; any failure to retain the Company’s “foreign private issuer” status or the risk that the Company may be classified, for U.S. federal income tax purposes, as a “passive foreign investment company”; risks related to issuance of ordinary shares or securities convertible into ordinary shares and dilution, leading to a decline in the market value of the Company’s ordinary shares; changes in tax laws; the Company’s expectation to not pay dividends on its ordinary shares for the foreseeable future; risks related to the Company’s incorporation and location in Israel, including wars and other hostilities in the Middle East; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this Report on Form 6-K are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: November 13, 2025	By:	/s/ Erica Smith
		Name:	Erica Smith
		Title:	Chief Financial Officer